UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Sendas Distribuidora S.A. (“Company” and “Shareholders”, respectively) are called to attend the Annual and Extraordinary Shareholders’ Meeting (“Meeting”), to be held exclusively digitally on April 27, 2023, at 11 a.m., pursuant to Article 5, §2, Item I and Article 28, §§2 and 3 of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), through the Ten Meetings Digital Platform (“Digital Platform”), in order to resolve on the following matters included in the Agenda:

At the Extraordinary Shareholders’ Meeting, to:

I.	Resolve on the following amendments of the Company´s Bylaws: (a) article 4, caput to update the Company's fully subscribed and paid-in share capital, due to the capital increase approved at the Board of Directors´ meeting; (b) inclusion of the paragraph 2 in the article 15 to include a deciding vote rule in the Board of Directors´ meetings; (c) article 17, items “p” and “r” to change the thresholds of certain competences of the Board of Directors, and inclusion of new items “s” and “t” to include as Board of Directors’ competences the acquisition of interest in other companies and granting of guarantees in third parties favor, respectively; (d) article 22, for inclusion of the position of “Vice-President” for the Commercial Officer and Operations Officer; (e) articles 29 and 30, to exclude certain competences of the Commercial Officer and the Operations Officer, respectively, as well as adjustments that exclusively derive form such changes;
II.	Resolve on the restatement of the Company's Bylaws as a result of the changes resolved in item I above, if approved; and
III.	Resolve on the re-ratification of the annual global compensation of the Company's management for the fiscal year ended December 31, 2022.

At the Annual Shareholders’ Meeting, to:

I.	Examine, discuss and vote on the Company’s Financial Statements containing the Notes, together with the Management Report and the respective Management Accounts, Report and Opinion of the Independent Auditors, Report of the Fiscal Council and Summary Annual Report and Report of the Statutory Audit Committee, all referring to the fiscal year ended December 31, 2022;
II.	Resolve on the management proposal for allocation of the result for the fiscal year ended December 31, 2022;
III.	Regarding the election of the Company’s Board of Directors:

(a)        determine the effective number of members of the Company’s Board of Directors to be elected for the next term;

(b)        elect the members of the Company’s Board of Directors;

(c)       resolve on the characterization of the independence of the candidates for the position of independent members of the Board of Directors; and

(d)        elect the Chairman and Vice-Chairman of the Company's Board of Directors, pursuant to article 8, item III of the Company's Bylaws; and

IV.	Establish the annual global compensation of the managers for the fiscal year 2023.

We inform that all documentation relevant to the matters that will be resolved at the Meeting now convened will remain available to the Shareholders at the Company's headquarters, on the Company's investor relations pages (www.ri.assai.com.br), CVM (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), including the Management Proposal and Manual for Meeting Attendance (“Management Proposal and Attendance Manual”).

Attending the Meeting through the Digital Platform:

Shareholders who wish to attend the Meeting through the Digital Platform must access the Company's website at https://www.tenmeetings.com.br/assembleia/portal/?id=F77CA9DEFDD7, complete their registration form and attach all documents necessary for their qualification to attend and/or vote at the Meeting at least 2 (two) days in advance of the date designated for the Meeting to be held, that is, by April 25, 2023. Such request must be accompanied by the documents indicated in the Management Proposal and Attendance Manual. Pursuant to article 6, paragraph 3 of CVM Resolution 81, access to the Digital Platform will not be allowed for Shareholders who do not submit the necessary attendance documents within the period set forth herein.

After the review of the documents by the Company, the Shareholder will receive an e-mail at the address used for the registration with confirmation of the approval or justified rejection of the registration made and, if applicable, with guidelines on how to regularize the registration.

Guidelines on accessing the Digital Platform and reminders on the rules of conduct to be adopted at the Meeting will be sent in due course to each Shareholder or attorney-in-fact together with confirmation of individual registration for access to the Digital Platform.

Attending the Meeting through distance voting ballot (“DVB”):

Pursuant to CVM Resolution 81 and as detailed in the Management Proposal and Attendance Manual, Shareholders who are interested in exercising their voting rights, through DVB, must send remote voting instructions: (a) directly to the Company, preferably by email to adm.societario@assai.com.br, with acknowledgment of receipt, or by correspondence to the Company's office at Avenida Aricanduva, 5555 – Âncora “E”, Central Administrativa Assaí (Shopping Interlar – Aricanduva), Vila Aricanduva, São Paulo, SP, Postal Code 03527-000, together with the documents indicated in the Management Proposal and Attendance Manual; or (b) through (i) their respective custody agents (if they provide this type of service) or (ii) the Bookkeeping Agent, through the channels made available by it.

In all cases, for the DVB to take effect, April 20, 2023 (i.e., seven (7) days before the date of the Meeting) must be the last day to receive it in one of the ways indicated above, and not the last day for sending it. If the DVB is received after April 20, 2023, votes will not be counted.

The Company clarifies that, pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, if the Shareholder or his/her duly appointed attorney-in-fact participates in the Meeting through the Digital Platform, he/she may: (i) simply attend the Meeting, whether having or not sent the DVB; or (ii) attend and vote at the Meeting, noting that, regarding the Shareholder who has already sent the DVB and who, if he/she so wishes, votes at the Meeting, all voting instructions received through the DVB will be disregarded.

Pursuant to CVM Resolution No. 70, of March 22, 2022, as amended, the minimum percentage of interest in the voting capital to require the adoption of multiple vote process in the election of the members of the Company's Board of Directors is 5%, and this option must be exercised by the Shareholders within 48 hours before the Meeting, pursuant to paragraph 1 of article 141 of the Brazilian Corporation Law.

Detailed information on the attendance of the Shareholder directly, by its legal representative or duly appointed attorney-in-fact, as well as the rules and procedures for attending and/or remote voting in the Meeting, including guidelines for sending the DVB and also guidelines on accessing the Digital Platform and rules of conduct to be adopted at the Meeting are contained in the Management Proposal and Attendance Manual.

Rio de Janeiro, March 28, 2023.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.